JEFFREY G. KLEIN, P.A.

2600 North Military Trail, Suite 270

Boca Raton, Florida 33431

Telephone: (561)997-9920	Telefax: (561)241-4943

October 14, 2008

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549

Attention:

Re:	Pop Starz Records, Inc.

Item 4.01 Form 8-K

Filed: October 1, 2008

File No. 333-142907

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated October 7, 2008.

1.  With respect to comment No. 1 regarding any disagreement with the Company’s former accountant for the two most recent fiscal years and through the date of discharge:

Please be advised that we have amended the Company’s Form 8-K to reflect that there were no disagreements with the Company’s prior accountant through the date of discharge. We have also amended the Form 8-K to include the following verbiage:

During the fiscal years ended December 31, 2007 and 2006 and through October 1, 2008, there have been no disagreements with Berman (as defined in Item 304(a)(1)(iv) of Regulation S-K) on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to Berman’s satisfaction, would have caused Berman to make reference thereto in connection with its reports.

2.  With respect to comment No. 2 we have further clarified the statement that there were no prior relationships with Stan J. H. Lee, CPA to include the following statement.

During the fiscal year ended December 31, 2007 and through October 1, 2008, neither the Company nor anyone acting on behalf of the Company has consulted with Stan J. H. Lee, CPA Lee regarding either:

1.

The application of accounting principles to specified transactions, either completed or proposed or the type of audit opinion that might be rendered on the Company’s financial statements, and neither was a written report provided to the Company nor was oral advice provided that Lee concluded was an important factor considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issue; or

2.	Any matter that was either the subject of a disagreement or a reportable event, as each term is defined in Items 304(a)(1)(iv) or (v) of Regulation S-K, respectively.

Should you have further questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Jeffrey G. Klein

Jeffrey G. Klein

Counsel For

Pop Starz Records, Inc.